COMMENTS RECEIVED ON 03/25/2019

FROM EDWARD BARTZ

VARIABLE INSURANCE PRODUCTS FUND V (File Nos. 033-17704 and 811-05361)

 Freedom Income Portfolio, Freedom 2005 Portfolio, Freedom 2010 Portfolio, Freedom 2015 Portfolio, Freedom 2020 Portfolio, Freedom 2025 Portfolio, Freedom 2030 Portfolio, Freedom 2035 Portfolio, Freedom 2040 Portfolio, Freedom 2045 Portfolio, Freedom 2050 Portfolio, Investor Freedom Income Portfolio, Investor Freedom 2005 Portfolio, Investor Freedom 2010 Portfolio, Investor Freedom 2015 Portfolio, Investor Freedom 2020 Portfolio, Investor Freedom 2025 Portfolio, Investor Freedom 2030 Portfolio, Freedom Lifetime Income I Portfolio, Freedom, Lifetime Income II Portfolio, Freedom Lifetime Income III Portfolio

POST-EFFECTIVE AMENDMENT NO. 69

1.

Freedom Income Portfolio and Investor Freedom Income Portfolio

“Fund Summary” (prospectus)

“Investment Objective”

“The fund seeks high total return with a secondary objective of principal preservation.”

C:

The Staff requests we revise each fund’s investment objective to include income, since each fund’s name includes income.

R:

We believe each fund’s objective is appropriate and consistent with its name given the different types of underlying funds in which it invests. While each fund’s allocation emphasizes underlying bond and short-term funds with income-oriented objectives (approximately 81%), we note that each fund also invests in underlying equity funds (approximately 19%). As such, each fund does not use “income” in its name to suggest a type of investment. Instead, like other lifecycle “income” funds, as described in Question 9 in the Staff’s Q&A on Rule 35d-1, each fund places the greatest relative emphasis on achieving income among the other lifecycle funds in its respective product line. Because we believe the disclosure under the sub-heading “Principal Investment Strategies” in the “Fund Summary” section appropriately discloses each fund’s principal investment strategies, we have not modified disclosure.

2.

All funds

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we submit completed fee tables and hypothetical expense tables when the information becomes available.

R:

The requested information will be sent to you when it becomes available.

3.

All funds

“Fund Summary” (prospectus)

“Fee Table”

“The fund will not incur transaction costs, such as commissions, when it buys and sells shares of underlying Fidelity® funds (or "turns over" its portfolio), but it could incur transaction costs if it were to buy and sell other types of securities directly. If the fund were to buy and sell other types of securities directly, a higher portfolio turnover rate could indicate higher transaction costs. Such costs, if incurred, would not be reflected in annual operating expenses or in the example and would affect the fund's performance.”

C:

The Staff requests we disclose that the underlying funds will incur transaction costs.

R:

We believe the disclosure included in the prospectus is consistent with Item 3 of Form N‐1A, which requires that we disclose the relationship between a fund’s transaction costs and a fund’s portfolio turnover rate. The transaction costs of the underlying funds the funds may invest in have no bearing on a fund’s portfolio turnover rate. Accordingly, we have not revised our portfolio turnover disclosure.

4.

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff questions whether each fund will invest in emerging markets securities and, if so, asks that we include appropriate strategy and risk disclosure.

R:

Each fund’s principal investment strategy is to invest in underlying funds according to a disclosed asset allocation strategy. Each fund’s principal investment risks disclosure corresponds to each fund’s exposure to specific underlying funds as of a certain date. Because the funds do not have a principal investment strategy to invest directly in emerging markets securities, but rather invest in underlying funds that may have exposure to such securities, we respectfully decline to include this disclosure in the principal investment strategies section and will continue to reflect the appropriate risk disclosure according to each fund’s exposure to such instruments through underlying funds. We note that emerging markets risk is disclosed under “Foreign Exposure” in the Fund Summary and Fund Basics sections of the prospectus.

5.

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Investing primarily in a combination of Fidelity® domestic equity funds, international equity funds, bond funds, and short-term funds (underlying Fidelity® funds).”

C:

The Staff requests we describe the market cap policy of the underlying equity funds and the credit quality and maturity policies of the underlying bond funds.

R:

Each fund’s principal investment strategy is to invest in underlying funds according to a disclosed asset allocation strategy. Because the funds do not have a principal investment strategy to invest in any particular underlying fund with a specific market capitalization range or in securities of a specific average credit quality or maturity dates, we respectfully decline to include this disclosure in the principal investment strategies section. Note, however, that the Statement of Additional Information includes a brief description of the principal investment policies of each underlying fund, including whether an underlying fund has a specific market capitalization strategy.

6.

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we disclose any corresponding risk for any small cap and mid-cap stocks.

R:

Each fund’s principal investment strategy is to invest in underlying funds according to a disclosed asset allocation strategy. Each fund’s principal investment risks disclosure corresponds to each fund’s exposure to specific underlying funds. Because the funds do not have a principal investment strategy to invest directly in small cap or mid-cap securities, but rather invest in underlying funds that may have exposure to such securities, we respectfully decline to include this disclosure in the principal investment strategies section and will continue to reflect the appropriate risk disclosure according to each fund’s exposure to such instruments through underlying funds.

7.

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests that if the fund will invest in below investment grade bonds, we include junk bonds in the strategy section and provide the speculative characteristics of junk bonds in the risk section.

R:

Each fund’s principal investment strategy is to invest in underlying funds according to a disclosed asset allocation strategy. Because the funds do not have a principal investment strategy of investing in junk bonds, we respectfully decline to include this disclosure in the principal investment strategies section. We also note that the risks associated with investing in junk bonds are described in “Issuer-Specific Changes” and, therefore, believe that the addition of a separate risk factor for this type of investment would be duplicative.

8.

All funds

“Fund Summary” (prospectus)

“Principal Investment Risks”

“Foreign Exposure.  Foreign markets [, particularly emerging markets,] can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market, or economic developments and can perform differently from the U.S. market. [Emerging markets can be subject to greater social, economic, regulatory, and political uncertainties and can be extremely volatile.] [Foreign exchange rates also can be extremely volatile.]

C:

The Staff requests that we provide separate risk disclosure for emerging markets, if securities of emerging markets issuers will be a significant part of the portfolio.

R:

Each fund’s principal investment strategy is to invest in underlying funds according to a disclosed asset allocation strategy. Each fund’s principal investment risks disclosure corresponds to each fund’s exposure to specific underlying funds. Because the funds do not have a principal investment strategy to invest directly in emerging markets securities, but rather invest in underlying funds that may have exposure to such securities, we do not believe that a separate risk factor for this type of investment is necessary. We will continue to reflect the appropriate risk disclosure according to each fund’s exposure to such instruments through underlying funds and note that the “Foreign Exposure” paragraph above will include the bracketed disclosure related to emerging markets risks. As a result, each fund believes that its current risk disclosures are appropriate.

9.

All funds

“Fund Summary” (prospectus)

“Principal Investment Risks”

“Issuer-Specific Changes.  The value of an individual security or particular type of security can be more volatile than, and can perform differently from, the market as a whole. [Changes in the financial condition of an issuer or counterparty (e.g., broker-dealer or other borrower in a securities lending transaction) can increase the risk of default by an issuer or counterparty, which can affect a security's or instrument's value or result in delays in recovering securities and/or capital from a counterparty.] [A decline in the credit quality of an issuer or a provider of credit support or a maturity-shortening structure for a security can cause the price of a security to decrease.] [The value of securities of smaller issuers can be more volatile than that of larger issuers.] [Lower-quality debt securities (those of less than investment-grade quality, also referred to as high yield debt securities or junk bonds) [, including floating rate loans, ][and certain types of other securities] involve greater risk of default or price changes due to changes in the credit quality of the issuer. The value of lower-quality debt securities [, including floating rate loans,] [and certain types of other securities] can be more volatile due to increased sensitivity to adverse issuer, political, regulatory, market, or economic developments [and can be difficult to resell].]”

C:

The Staff requests a separate risk for junk bonds, if junk bonds will be a significant part of the portfolio.

R:

We believe that the risks associated with investing in junk bonds are described in “Issuer−Specific Changes” and, therefore, the addition of a separate risk factor for this type of investment would be duplicative.

10.

All funds

“Fund Summary” (prospectus)

“Principal Investment Risks”

“["Growth" Investing.  "Growth" stocks can perform differently from the market as a whole and other types of stocks and can be more volatile than other types of stocks.]

["Value" Investing.  "Value" stocks can perform differently from the market as a whole and other types of stocks and can continue to be undervalued by the market for long periods of time.]”

“[Securities Lending Risk.  Securities lending involves the risk that the borrower may fail to return the securities loaned in a timely manner or at all. If the borrower defaults on its obligation to return the securities loaned because of insolvency or other reasons, an underlying fund could experience delays and costs in recovering the securities loaned or in gaining access to the collateral.]”

C:

The Staff requests we add strategies for value investing, growth investing, and securities lending in the “Principal Investment Strategies” section.

R:

Each fund’s principal investment strategy is to invest in underlying funds according to a disclosed asset allocation strategy. Each fund’s principal investment risks disclosure corresponds to each fund’s exposure to specific underlying funds as of a certain date. Because each fund does not have a principal investment strategy to invest directly in growth or value securities but rather invest in underlying funds that may have exposure to such securities, instruments or strategies, we respectfully decline to include this disclosure in the principal investment strategies section and will continue to reflect the appropriate risk disclosure according to each fund’s exposure to such instruments through underlying funds. With respect to securities lending, the risk disclosure related thereto has been removed from the “Fund Summary” section of each fund’s prospectus.

11.

All funds

“Fund Summary” (prospectus)

“Principal Investment Risks”

“[Securities Lending Risk.  Securities lending involves the risk that the borrower may fail to return the securities loaned in a timely manner or at all. If the borrower defaults on its obligation to return the securities loaned because of insolvency or other reasons, an underlying fund could experience delays and costs in recovering the securities loaned or in gaining access to the collateral.]”

C:

The Staff requests we add Securities Lending Risk to the full prospectus in the “Principal Investment Risks” section in all the Fund Summaries that include securities lending risk.

R:

See response to #10 above.